BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

09 July 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

dlw 7/21

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 July 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Friday 9 July 2004

BAA announces June traffic figures

BAA's seven UK airports handled 12.8 million passengers in June, an increase of 7.0% over the same month last year.

The North Atlantic market experienced growth of 8.2%, Other Long Haul markets added 17.8%, and European scheduled traffic saw an increase of 9.6%. Domestic traffic also increased, adding 4.5% while short haul charter traffic experienced a 6.0% decline.

Passenger numbers increased at each individual airport, with Stansted recording the fastest growth of the London airports adding 10.7%. The airport is now operating above the 20 million passengers per annum mark. Heathrow increased 7.0% and Gatwick added 5.1%, with growth in long and short haul scheduled traffic offsetting the 6.0% decline in short haul charters.

At BAA's Scottish airports a 6.3% increase was recorded with rapid growth in North Atlantic and other long haul services more than compensating for an 8.1% drop in short haul charters. Glasgow's traffic overall was up by 5.6% and Edinburgh by 7.7%. Aberdeen recorded a 5.1% increase.

Air transport movements rose 4.2% while the resurgence in air cargo activity continued with tonnage increasing by 7.4%.

Financial year first quarter: April to June 2004 compared to April to June 2003

During the first quarter of the financial year 2004/05, BAA's UK airports handled 36 million passengers. This represents an increase of 9.7% against the first quarter of the financial year 2003/04.

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel + 44 (0) 207 932 6776

BAA Traffic Summary : June 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jun 04	% Change**	12 months to Jun 04	% Change***
Heathrow	5,934.7	7.0	17,078.4	11.3	65,989.2	5.4
Gatwick	3,079.5	5.1	8,199.3	5.3	30,470.2	2.0
Stansted	1,841.5	10.7	5,260.6	15.8	20,127.1	16.9
London Area Total	**10,855.7**	**7.1**	**30,538.2**	10.3	**116,586.5**	**6.3**
Southampton	137.5	13.1	389.1	23.6	1,447.3	60.6
Glasgow	854.2	5.6	2,266.1	4.1	8,235.2	2.8
Edinburgh	721.0	7.7	2,051.0	6.9	7,711.3	6.6
Aberdeen	235.8	5.1	674.0	3.9	2,557.6	0.0
Scottish Total	**1,811.0**	**6.3**	**4,991.1**	5.2	**18,504.1**	**3.9**
BAA Total	**12,804.2**	**7.0**	**35,918.3**	9.7	**136,537.8**	**6.3**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jun 04	% Change**	12 months to Jun 04	% Change***
Heathrow	39,510	3.5	118,092	4.9	466,302	1.9
Gatwick	22,094	4.6	62,380	4.5	236,915	-0.1
Stansted	15,173	0.6	45,098	6.2	175,867	6.4
London Area Total	**76,777**	**3.2**	**225,570**	5.1	**879,084**	**2.2**
Southampton	3,144	6.2	9,266	10.5	35,922	23.6
Glasgow	8,497	5.1	24,157	4.7	90,036	1.3
Edinburgh	9,720	9.3	28,706	8.4	109,909	3.9
Aberdeen	7,124	6.1	20,717	3.0	79,689	-0.6
Scottish Total	**25,341**	**7.0**	**73,580**	5.6	**279,634**	**1.7**
BAA Total	**105,262**	**4.2**	**308,416**	5.3	**1,194,640**	**2.6**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jun 04	% Change**	12 months to Jun 04	% Change***
Heathrow	111,653	8.4	329,380	8.2	1,253,157	0.3
Gatwick	16,594	-10.8	52,691	-3.7	221,426	-5.8
Stansted	19,168	19.8	55,725	16.9	216,324	11.7
London Area Total	**147,415**	**7.1**	**437,796**	7.6	**1,690,907**	**0.8**
Southampton	25	-28.6	68	-32.0	285	-24.5
Glasgow	854	31.2	2,119	43.7	6,439	21.7
Edinburgh	2,369	19.1	6,788	7.2	26,358	9.4
Aberdeen	336	9.7	940	5.0	3,581	1.1
Scottish Total	**3,559**	**20.8**	**9,847**	13.1	**36,378**	**10.5**
BAA Total	**150,999**	**7.4**	**447,711**	7.7	**1,727,570**	**0.9**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of June 2003

** compared to the 3 months April to June 2003

*** compared to the twelve months to June 2003

Market Comparison: June 2004

Market	*BAA Total Jun 03 (000s)*	*BAA Total Jun 04 (000s)*	*% Change*
Domestic	2,217	2,316	4.5
Eire	549	559	1.8
European Scheduled	4,572	5,011	9.6
European Charter*	1,526	1,435	-6.0
North Atlantic	1,727	1,869	8.2
Other Long Haul	1,371	1,614	17.8
Total	**11,962**	**12,804**	**7.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.